Exhibit 99.1

Press Release

Kingtone Wirelessinfo Solution Holding Ltd Announces Directors’ Appointment

Xi’an, China, December 23, 2011 - Kingtone Wirelessinfo Solution Holding Ltd ("Kingtone" or the "Company") (Nasdaq: KONE), a China-based software and solutions developer focused on wirelessly enabling businesses and government agencies to more efficiently manage their operations, today announced the appointment of Mr. Xianyun Zhang and Ms. Junwei Wang as independent directors of the Company effective as of December 20, 2011.  The Company’s board of directors determined that both Mr. Zhang and Ms. Wang meet the independence standards set forth in the Nasdaq Listing Rules. The appointment of Mr. Zhang and Ms. Wang fills the vacancies on the Company’s board of directors created by the resignations of Mr. James Fong and Ms. Yiru Shi effective as of June 24, 2011 and July 11, 2011, respectively.

The Company’s board of directors appointed Mr. Zhang as the Chairman of the Audit Committee of the Company and as a member of the Nominating and Corporate Governance Committee and the Compensation Committee of the Company.  The Company’s board of directors also appointed Ms. Wang as the Chairman of the Nominating and Corporate Governance Committee of the Company and as a member of the Audit Committee and the Compensation Committee of the Company.

The biographies of Mr. Zhang and Ms. Wang are set forth below:

Xianyun Zhang, CICPA, has over 20 years of experience in accounting. Since 2004, he has served as the chairman of Beijing Zhongzheng Tiantong Certified Public Accountant Co., Ltd. Mr. Zhang previously worked at Beijing Zhongzhou Guanghu Certified Public Accountant Co., Ltd, the Import-Export Bank of China, and the Ministry of Finance in the People’s Republic of China. Mr. Zhang obtained a bachelor’s degree in accounting in 1988 from Jiangxi University of Finance and Economics. In 1996, Mr. Zhang obtained a master’s degree in accounting from Zhejiang University.  Mr. Zhang is fluent in English.

Junwei Wang has significant experience in legal affairs. Since 2007, Ms. Wang served as an attorney of China Galaxy Securities Co., Ltd.  Ms. Wang previously worked at Beijing Zhongxin Legal Firm, China Science& Merchants Venture Capital Management Co. Ltd. and Heilongjiang Posts and Telecommunications Bureau. Ms. Wang obtained a bachelor’s degree in law in 1998 from Heilongjiang University. In 2008, she obtained a master’s degree in law from Renmin University of China. Ms. Wang is fluent in English.

As previously disclosed in a press release dated July 15, 2011, following the resignations of Mr. James Fong and Ms. Yiru Shi, the Company received a Nasdaq Staff Deficiency Letter dated July 13, 2011 notifying the Company that it was not in compliance with the majority board independence and audit committee composition requirements for continued listing set forth in Listing Rules 5605(b)(1) and 5605(c)(2), which require that each listed company maintain a board of directors comprised of a majority of independent directors and an audit committee consisting of at least three independent directors, respectively. Nasdaq granted the Company 180 calendar days from the date of the deficiency letter to evidence compliance with such rules.

As a result of the appointment of Mr. Zhang and Ms. Wang as independent directors of the Company, the Company’s board of directors now consists of three independent directors out of a total of five directors.  Furthermore, the Company’s Audit Committee now consists of three independent directors.  Following such appointments, the Company has informed Nasdaq that it has regained compliance with the foregoing Listing Rules and received an approval letter from Nasdaq on December 21, 2011 confirming that the Company complies with the Listing Rules now.

About Kingtone Wirelessinfo Solution Holding Ltd

Kingtone Wirelessinfo Solution Holding Ltd (Nasdaq: KONE) is a China-based software and solutions developer focused on wirelessly enabling businesses and government agencies to more efficiently manage their operations. The Company's products, known as mobile enterprise solutions, extend a company's or enterprise's information technology systems to include mobile participants. The Company develops and implements mobile enterprise solutions for customers in a broad variety of sectors and industries, to improve efficiencies by enabling information management in wireless environments. At the core of its many diverse packaged solutions is proprietary middleware that enables wireless interactivity across many protocols, devices and platforms.

For more information, please visit Kingtone's website at http: www.kingtoneinfo.com.  The Company routinely posts important information on its website.

Safe Harbor Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as “may,” “could,” “would,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “expects,” “intends”, “future” and “guidance” or similar expressions. These forward-looking statements speak only as of the date of this press release and are subject to change at any time. These forward-looking statements are based upon management’s current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s prospectus, dated May 14, 2010 filed with the Commission, and in documents subsequently filed by the Company from time to time with the Commission including the Company’s Transition Report on Form 20-F for the transition period from December 1, 2009 to September 30, 2010 filed with the Commission on January 20, 2011. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

Chief Financial Officer Assistant
Yao Ti
Tel:  +86-29-8826-6383
Email: tiyao@kingtoneinfo.com